[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 3 2013
DIVISION OF TRADING & MARKETS

SEC[redacted]ION

13025445

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 67575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reliance Worldwide Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1240 Barclay Boulevard
(No. and Street)

Buffalo Grove (City) | Illinois (State) | 60089 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Sweet (847)495-6750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell P. Cannizzo & Company
(Name – *if individual, state last, first, middle name*)

415 E. Golf Rd. #119 (Address) | Arlington Heights (City), | Illinois (State) | 60005 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/26

OATH OR AFFIRMATION

I, Kenneth Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliance Worldwide Investments, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

Managing Member
Title

[signature]
Notary Public

OFFICIAL SEAL
TINA M KAMPTNER
Notary Public - State of Illinois
My Commission Expires May 19, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reliance Worldwide Investments, LLC
Financial Statements
December 31, 2012

Table of Contents

Russell P. Cannizzo & Company
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

INDEPENDENT AUDITORS' REPORT

To the Member of
Reliance Worldwide Investments, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Reliance Worldwide Investments, LLC, a Wyoming limited liability company, as of December 31, 2012, and the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reliance Worldwide Investments, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell P. Cannizzo and Company

Russell P. Cannizzo and Company
Arlington Heights, Illinois
February 10, 2013

Russell P. Cannizzo & Company

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Reliance Worldwide Investments, LLC:

In planning and performing our audit of the financial statements of Reliance Worldwide Investments, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of the control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us that there are procedures in place that mitigate the lack of separation of functions. Because of these additional procedures, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell P. Cannizzo & Company

Russell P. Cannizzo & Company
Arlington Heights, Illinois
February 10, 2013

Reliance Worldwide Investments, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	465,459
Accounts receivable		4,076
CRD Deposit		143
Prepaid fidelity bond		821
Computer equipment at cost less accumulated depreciation of $14,712		-
Deposit-Leasehold improvements		150,000
Deposit-Lease		10,022
Total Assets	$	630,521

Liabilities & Member's Equity

Liabilities		
Accounts payable	$	14,030
Commissions payable		252,081
Total Liabilities		266,111
Member's Equity		364,410
Total Liabilities and Member's Equity	$	630,521

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Statement of Income and Changes in Member's Equity
For the year ended December 31, 2012

Revenue		
Commissions	$	2,870,943
Other income		18,135
Total Revenue		2,889,078
Commissions paid		2,445,056
Gross margin		444,022
Expenses		
Administrative payroll and related expense		107,370
Bank and credit charges		393
Bonding and guarantor costs		915
Licenses and permits		290
Clearing fees and adjustments		620
Computer, internet and website		2,490
Conference and training		120
Continuing education		1,037
Depreciation		3,963
Insurance		3,044
Stamp guarantor fees		525
Regulatory fees		36,445
Professional fees		33,207
Rent		5,040
State tax expense		1,902
Total Expenses		197,361
Net income	$	246,661
Member's Equity, January 1, 2012		117,749
Capital contribution		-
Member's Equity, December 31, 2012	$	364,410

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Statement of Cash Flows
For the year ended December 31, 2012

Cash flows from operating activities:		
Net income	**$**	**246,661**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		**3,963**
(Increase) decrease in operating assets:		
Deposits with clearing organizations and others		**117**
Accounts receivable		**15,940**
Accounts payable		**13,372**
Commissions payable		**235,428**
Prepaid expenses		**914**
Net cash provided by operating activities:		**516,395**
Cash flows from investing activities:		**-**
Deposits on leased property		**(160,022)**
Fixed asset purchases		**(3,963)**
Cash flows from financing activities:		
Member's capital contributions		**-**
Decrease in cash	**$**	**352,410**
Cash and cash equivalents, January 1, 2012		**113,049**
Cash and cash equivalents, December 31, 2012	**$**	**465,459**

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Reliance Worldwide Investments, LLC (the "Company") is a correspondent broker-dealer and investment banking firm. The Company is registered with the Securities and Exchange Commission (SEC), the Municipal Securities Rulemaking Board (MSRB) and applicable states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SPIC). The Company is a Wyoming single member Limited Liability Company wholly owned by one individual.

2. Significant Accounting Policies

Basis of Presentation - The financial statements include the accounts of the Company. The Company has no subsidiaries and is engaged in business as a correspondent broker-dealer. On June 25, 2007, the SEC granted the Company's registration pursuant to Section 15(b) of the Securities Exchange Act of 1934 and FINRA granted the Company's application for membership. FINRA approved the Company to conduct the following types of business: broker or dealer retailing corporate equity securities over-the-counter, broker or dealer selling corporate debt securities, mutual fund retailer, U.S. government securities broker, municipal securities broker, put and call broker or dealer or option writer and private placement of securities. The Company's scope of approved services was expanded on March 22, 2010 with an amendment to its Form BD adding investment banking. The target market for these investment services is privately-held lower middle market businesses.

Use of Estimates –The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company has elected to be taxed as an S-corporation for income tax purposes. Profits and losses of the Company are thus passed through to the individual tax return of the managing member and no income tax allowances are included in these financial statements.

Depreciation - Depreciation is recorded in the financial statements using the Internal Revenue Code prescribed lives and accelerated methods.

3. Commitments

The Company has a commercial office space rental agreement for its furnished premises at 1240 Barclay Boulevard, Buffalo Grove, Illinois, that expires on December 31, 2014.

On December 27, 2012, the Company entered into an additional commercial office space lease agreement for Unit 900 at 900 Tri-State Parkway, Gurnee, Illinois. This lease agreement is effective January 1, 2013 and extends to December 31, 2015 with options to renew for two more years.

3. Commitments – (Continued)

Future minimum monthly payments under these two agreements are as follows:

Year	Buffalo Grove	Gurnee
2013	$ 540	$ 5,011
2014	665	5,011
2015		5,161
2016		5,316
2017		5,476

4. Fair Value

In determining fair value, the Company uses valuation approaches according to fair value measurement within FASB ASC 820. Fair value measurements are determined based on the assumptions that the market participants would use in pricing an asset or liability.

FASB ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the uses of unobservable inputs by requiring that the most observable inputs be used when available. The defined levels within the hierarchy based on the reliability of inputs are as follows:

- Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets;
- Level 2 – Valuations based on quoted prices for similar assets or liabilities or identical assets or liabilities in less active markets, such as dealer or broker markets; and
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable, such as pricing models, discounted cash flow models and similar techniques not based on market, exchange, dealer or broker-traded transactions.

As of December 31, 2012, the only assets or liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition are cash, and cash segregated under federal or other regulations. The Company measures fair value of cash and cash segregated under federal or other regulations as Level 1.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 465,459	-	-	$ 465,459
Total	$ 465,459	-	-	$ 465,459

5. Subsequent Event

The Company has evaluated subsequent events through February 10, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Schedule I
Reliance Worldwide Investments, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

Net Capital		
Total members' equity		$ 364,410
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		364,410
Add:		
Subordinated borrowings allowable to computation of net Capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		364,410
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable	-	
Exchange memberships	-	
Furniture, equipment, and leasehold improvements, net	150,000	
Other assets	15,083	
		165,083
Additional charges for customers' and noncustomers' security accounts	-	
Additional charges for customers' and noncustomers' commodity accounts	-	
Aged fails-to-deliver	-	
Aged short security differences	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities/proprietary capital charges	-	
Other deductions and/or charges	-	
	-	-
Net capital before haircuts on securities positions (tentative net capital)		199,327
Haircuts on securities		-
Net capital		$ 199,327
Aggregate indebtedness		$ 266,111
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 154,410
Excess net capital at 1,000 percent		$ 167,716
Ratio: Aggregate indebtedness to net capital		1.34 to 1
Reconciliation with company's computation (included in Part II of Form x-17A-5 as of December 31, 2010)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 199,327
Miscellaneous audit adjustments		-
Net capital per above		$ 199,327

Schedule II
Reliance Worldwide Investments, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

Credit balances	**Not Applicable**
Free credit balances and other credit balances in customers' security accounts	-
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts that are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	-
Market value of short securities and credits in all suspense accounts over thirty calendar days	-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
Total credit items	$ -
Debit balances	**Not Applicable**
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than thirty calendar days	-
Other	-
Gross debits	-
Less 3% charge	-
Total debit items	$ -
Reserve computation	
Excess of total debits over total credits	$ -
Required deposit	$ -
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)	
Excess debits as reported in Company's Part II FOCUS report	$ -
Excess debits per above computation	$ -

Schedule III
Reliance Worldwide Investments, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:	$ -
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$ -
A. Number of items	None

Schedule IV

Reliance Worldwide Investments, LLC

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2012

At the report date, the Company maintained no customers' regulated commodity futures and options accounts. Therefore, the Company was not required to segregate any funds for this purpose.

Russell P. Cannizzo & Company

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's Assessment Reconciliation

To the Member of Reliance Worldwide Investments LLC
Buffalo Grove, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Reliance Worldwide Investments LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Reliance Worldwide Investments LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Reliance Worldwide Investments LLC's management is responsible for the Reliance Worldwide Investments LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;
2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting that final payment was made subsequent to the year end, and not accrued for the year ended December 31, 2012, but paid prior to the issuance of these financial statements;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2013

Reliance Worldwide Investments, LLC
Determination of "SIPC Net Operating Revenues" and General Assessment
For the Period Ended December 31, 2012

Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		**$ 2,889,078**
Additions:		
Total additions		**-**
Deductions:		
Fees for sale of customer privately-held business assets	**221,868**	
Fees for arranging commercial bank loans for customer day-to-day working capital needs	**171,400**	
Administrative fee income paid to firm by Independent Contractors	**18,130**	
Clearing firm security deposit account interest	**5**	
Total deductions		**411,403**
SIPC Net Operating Revenues		**$ 2,477,675**
General Assessment @ .0025		**$ 6,194**

See Independant Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Reliance Worldwide Investments, LLC
Determination of "SIPC Net Operating Revenues" and General Assessment
For the Period Ended December 31, 2012

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			**$ 6,194**
Less Payments Made:			
	Date Paid	**Amount**	
	7/20/2012	**$ 2,251**	
			2,251
Interest on late payment(s):			**-**
Total Assessment Balance			**$ 3,943**
Payment made with Form SIPC 7			**$ 3,943**

See Independant Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

Russell P. Cannizzo & Company

Certified Public Accountants &
Consultants

415 E. Golf Road
Suite 119
Arlington Heights, Illinois 60005

(847) 718-0964
Fax # (847) 718-0965
E-Mail contactus@RPCCo.com

February 10, 2013

To Management and the Managing Member of
Reliance Worldwide Investments, LLC.

We have audited the financial statements of Reliance Worldwide Investments, LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 10, 2013. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated February 10, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Reliance Worldwide Investments, LLC are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during calendar year 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. No such material misstatements were noted.

Significant Audit Finding (continued)

Disagreement with Management

For purposed of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statement or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management's Representations

We have requested certain representations from management that are included in the management representation letter dated February 10, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing or accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention of the Company's auditors. However, this discussion occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This communication is intended solely for the information and use of management of Reliance Worldwide Investments, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Russell P. Cannizzo & Company

Russell P Cannizzo & Company